Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Correction of the Public Offer Notice for the Acquisition of Common Shares issued by Refinaria de Petróleo Ipiranga S.A
2.	Correction of the Public Offer Notice for the Acquisition of Common Shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A
3.	Minutes of a Meeting of the Board of Directors, October 10, 2007

Item 1

CORRECTION

ULTRAPAR PARTICIPAÇÕES S.A., BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS and BANCO BRADESCO BBI S.A., hereby inform that the PUBLIC OFFER NOTICE FOR THE ACQUISITION OF COMMON SHARES ISSUED BY REFINARIA DE PETRÓLEO IPIRANGA S.A., as published in September 20, 2007, presented a mistake in item 10.8, which will now read as follows: “CVM registration. The offer was filed with the CVM in advance for analysis and was registered on September 14, 2007 with number CVM/SRE/OPA/ALI/2007/005. On July 10, 2007, BOVESPA authorized the Auction to be held on its trading system.”.

Item 2

CORRECTION

ULTRAPAR PARTICIPAÇÕES S.A., BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS and BANCO BRADESCO BBI S.A., hereby inform that the PUBLIC OFFER NOTICE FOR THE ACQUISITION OF COMMON SHARES ISSUED BY DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A., as published in September 20, 2007, presented a mistake in item 10.8, which will now read as follows: “CVM registration. The offer was filed with the CVM in advance for analysis and was registered on September 14, 2007 with number CVM/SRE/OPA/ALI/2007/004. On July 10, 2007, BOVESPA authorized the Auction to be held on its trading system.”.

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39                                                                                     NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (09/2007)

Date, Time and Location:
October 10, 2007 at 10 a.m. at Company Headquarters located at Av. Brigadeiro Luiz Antônio, Nº 1343 – 9th floor, in the city and state of São Paulo.

Presence:
Members of the Board of Directors, duly signed.

Deliberated matters :

1.
To approve the correction of item 2.5 “Conditions for the placing of debentures of the second series”, of the meeting of the Board of Directors held on April 4, 2007 (“Minutes of the Board Of Directors”), with the aim of altering the additional conditions for the 2nd issuance of the 2nd series of simple debentures (“Issue”), in such a way that the Issue is conditional to the realization, in accordance with the requirements of the terms of CVM instruction number 361 and Article 254-A of Brazilian Corporation Law, of an auction on São Paulo Stock Exchange - Bovespa for the acquisition by the Company, of the ordinary shares issued by Refinaria de Petróleo Ipiranga S.A. and Distribuidora de Produtos de Petróleo Ipiranga S.A., held by the minority shareholders of these companies (“Auction”), excluding, therefore, the implementation of an auction of Companhia Brasileira de Petróleo Ipiranga as a condition for the Issue. The text will now read as follows:

“The Debenture of the 2nd series may only be issued after the placing of the debenture of the 1st series or its cancellation, being also subject to the additional condition of implementing, in accordance with the requirements of CVM Instruction 361 and Article 254-A of Brazilian Corporation Law, of an auction on the São Paulo Stock Exchange (“Bovespa”) for the acquisition by the Issuer of the ordinary shares issued by Refinaria de Petróleo Ipiranga S.A. and Distribuidora de Produtos de Petróleo Ipiranga S.A, held by the minority shareholders as a consequence of the Public Share Offering for the Acquisition of Control of these companies by the Issuer (“Auction”).”

2.
To approve the amendment to item 2.5.2 of the Minutes of the Board of Directors in order to complete with the date of the realization of the auction, that will be October 22, 2007. The text will now read as follows:

“2.5.2. The date of the Issue of the Second Series will be the day of the realization of the Auction, which will be October 22, 2007.”

3.
To approve the correction of item 2.14.1 “Acceleration Clause”, line (a), of the Minutes of the Board of Directors, so as to replace the term “request for bankruptcy protection (concordata)” with “with judicial or extrajudicial recovery”, the following text now coming into force:

“(a) Request for judicial or extrajudicial recovery filed by the Issuer and/or its direct or indirect controlling shareholders or any similar procedure, judicial or extrajudicial, subsequently created by law;”

4	To ratify the other conditions of the issuance of the debentures approved at the meeting of the Company Board of Directors on April 4, 2007.

Finally, the Board of Directors has agreed to authorize the Company Executive Board to take all measures necessary to implement the decisions arrived at on this date, and for the carrying out of the Public Distribution of Debentures, including but not limited to, the practice of the acts necessary for the execution of the first amendment to the deeds of the second public issue of simple subordinated debentures, on a firm guarantee basis, by Ultrapar Participações S.A., pointing out, however, that the deliberated matters here discussed are still subject to approval by debenture holders at a General Meeting of Debenture Holders, to be held today.

Observations: The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting.

Once there were no further matters to discuss, the meeting was closed and the minutes of this meeting were transcribed, read and approved by all the undersigned board members present: Paulo Guilherme Aguiar Cunha–Chairman; Lucio de Castro Andrade Filho– Vice-President; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Nildemar Secches; Olavo Egydio Monteiro de Carvalho; Renato Ochman – Board Members.

I hereby declare that this is a faithful copy of the minutes, duly written into the record book.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 15, 2007
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Correction of the Public Offer Notice for the Acquisition of Common Shares issued by Refinaria de Petróleo Ipiranga S.A)
(Correction of the Public Offer Notice for the Acquisition of Common Shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A)
(Minutes of a Meeting of the Board of Directors, October 10, 2007)